FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Disclosure:	"Disclosure of share ownership – The Capital Group Companies, Inc. files a share ownership of 3.1649% in Syngenta’s share capital, therewith exceeds the notifiable threshold of 3.00%”

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Disclosure of share ownership

Disclosure of share ownership – The Capital Group Companies, Inc. files a share ownership of 3.1649% in Syngenta’s share capital, therewith exceeds the notifiable threshold of 3.00%

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, California 90071-1406, U.S.A., disclosed that its total holding in Syngenta now amounts to 2,941,642 shares corresponding to 3.1649% of the total share capital. Details are available on https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

The contact person within The Capital Group Companies, Inc., for this notification is Gina Martinez, The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, California 90071-1406, U.S.A.

Basel, Switzerland, May 12, 2016

Syngenta AG

SYNGENTA AG

Date:	May 12, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services
& Group Administration

		By:	/s/ Tobias Meili

			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs